Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 15, 2011	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Irene Lin Bian
	Name:	Irene Lin Bian
	Title:	Principal Financial and Accounting Officer

Date: March 15, 2011

3

Exhibit 99.1

Contact:

Acorn International, Inc. Ms. Chen Fu, IR Director Phone: +86-21-51518888 Ext. 2228 Email: fuchen@chinadrtv.com www.chinadrtv.com	CCG Investor Relations Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com www.ccgirasia.com

FOR IMMEDIATE RELEASE

DRAFT

Acorn International Reports Fourth Quarter and Full Year 2010

Unaudited Financial Results

SHANGHAI, China, March 15, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, today announced its unaudited financial results for the quarter and full year ended December 31, 2010.

Summary Results for the Fourth Quarter 2010:

•	Net revenues were $70.8 million, an increase of 18.6% compared to $59.7 million in the fourth quarter of 2009.

•	Gross profit was $21.0 million, a decrease of 27.4% compared to $28.9 million in the fourth quarter of 2009.

•	Gross margin was 29.6%, compared to 48.3% in the fourth quarter of 2009.

•	Operating loss was $11.9 million, compared to an operating loss of $14.7 million in the fourth quarter of 2009.

•	Loss from continuing operations was $9.4 million, compared to a loss of $10.6 million in the fourth quarter of 2009.

•	Net loss attributable to Acorn was $8.7 million, compared to a net loss of $10.7 million in the fourth quarter of 2009.

•	Share-based compensation expenses were $43,979, due to unexpected forfeitures, compared to share-based compensation expenses of $7,873 for the fourth quarter last year.

•	Diluted loss per American Depositary Share (“ADS”) from continuing operations were $0.32 and $0.36 for the fourth quarters of 2010 and 2009, respectively.

Summary Results for the Full Year 2010:

•	Net revenues were $293.2 million, an increase of 2.0% compared to $287.6 million for 2009.

•	Gross profit was $111.5 million, a decrease of 18.6% compared to $137.0 million for 2009.

•	Gross margin was 38.0%, compared to 47.6% for 2009.

•	Operating loss was $12.8 million, compared to an operating loss of $7.5 million for 2009.

•	Other income was $4.0 million, compared to $1.7 million for 2009.

•	Loss from continuing operations was $7.2 million, compared to a loss of $3.3 million for 2009.

•	Net loss attributable to Acorn was $6.4 million, compared to $11.9 million in net income for 2009.

•	Share-based compensation expenses were $0.2 million, due to unexpected forfeitures, compared to share-based compensation expenses of $1.8 million for 2009.

•	Diluted loss per ADS from continuing operations was $0.25 and $0.10 for 2010 and 2009, respectively.

“2010 saw many changes in Acorn. After twelve years since Robert and I founded Acorn, we both returned to more active management roles in the Company in October last year. We have since been working hard on re-positioning Acorn based on the Company’s core values and re-evaluating Acorn’s various business lines to steer the Company back to growth. Much of the restructuring is still taking place as we expect the process to continue into the early part of 2011.” said Mr. Don Yang, CEO and President of Acorn. “We aim to build Acorn as the premium media and branding company in China. Through a focus on media efficiency, a gauge on which we intend to measure all parts of the company’s business, we can effectively improve Acorn’s overall profitability while expanding its media and industry presence. With Robert’s success in running Oaklawn, a Japan-based TV direct sales operator, and Acorn’s existing media resources, we are optimistic of Acorn’s ability to regain its growth momentum.”

Business Results for the Fourth quarter of 2010:

•

Direct sales of mobile handsets demonstrated accelerated growth for the fourth quarter of 2010. Revenues grew 366.1% from $7.4 million for the fourth quarter 2009 to $34.5 million for the fourth quarter of 2010.

•

Non-TV direct sales, including sales from the Company’s third party bank channels, outbound calls, catalogs and ecommerce remained a key growth driver of the Company’s direct sales business and an important vehicle for leveraging the Company’s extensive proprietary customer database and reducing volatility of sales and dependence on advertising expenditure. Third party bank channel sales increased 35.7% to approximately $14.3 million from approximately $10.6 million for the same period last year. The Company continues to deepen its relationships with domestic banks to directly market to their credit card holders, expanding its geographical footprint in China.

Financial Results for the Fourth Quarter of 2010:

Direct sales contributed 80.8% of total net revenues, or $57.2 million, for the fourth quarter 2010, an increase of 34.2% from $42.6 million for the fourth quarter last year, mainly due to increased mobile handset sales led by Gionee’s A320 model.

Distribution sales net revenues decreased 20.3% year-over-year to $13.6 million in the fourth quarter 2010 from $17.1 million in the fourth quarter 2009, primarily due to decreased sales of Ozing from a market-wide slowdown in the Electronic Learning Products line.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended December 31, 2010
(in thousands of US dollars)
Direct sales
Mobile handsets	34,474
Collectibles	7,011
Cosmetics	5,355

Distribution sales
Electronic learning product (Ozing)	6,786
Mobile handsets	2,964
Electronic dictionary (Meijin)	2,313

Total direct and distribution sales
Mobile handsets	37,438
Electronic learning product (Ozing)	7,202
Collectibles	7,011

Cost of sales for the fourth quarter of 2010 was $49.8 million, a 61.6% increase from $30.8 million for the fourth quarter of 2009, primarily due to a higher percentage of sales in the quarter contributed by mobile handsets, which generally have higher product costs, and a $7.5 million inventory provision in the fourth quarter of 2010.

Gross profit for the fourth quarter of 2010 was $21.0 million, a decrease of 27.4% compared to $28.9 million for the fourth quarter of 2009. Gross margin was 29.6% in the fourth quarter of 2010, compared to 48.3% in the same period of 2009.

Gross profit from direct sales for the fourth quarter 2010 decreased 9.3% to $21.7 million from $23.9 million for the fourth quarter of 2009. Gross margin for direct sales for the fourth quarter of 2010 was 37.9%, compared to 56.2% in the same period last year. The decrease in gross margin was largely due to a shift in product mix to include more mobile handset sales in the fourth quarter of 2010, an increased proportion of the non-TV direct sales which have lower margins compared to TV direct sales, and the inventory provision in the fourth quarter of 2010.

Gross loss from distribution sales for the fourth quarter of 2010 was $0.7 million, compared to a gross profit of $4.9 million for the fourth quarter of 2009. The gross loss was mainly due to the inventory provision for Ozing products and Yiyang Yukang mobile handsets.

Advertising expenses were $14.6 million for the fourth quarter of 2010, compared to $14.0 million for the fourth quarter of 2009. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.43 in the fourth quarter of 2010, down from 2.07 in the fourth quarter of 2009.

Other selling and marketing expenses increased 11.5% to $11.8 million in the fourth quarter of 2010 from $10.5 million in the fourth quarter of 2009. The increase was mainly due to the increased salaries and benefits and catalog printing and delivery costs.

General and administrative expenses were $7.8 million for the fourth quarter of 2010, a 33.5% increase from $5.8 million in the fourth quarter of 2009. The increase was largely due to the increase in salaries and benefits.

Impairment expenses of $15.2 million were recognized due to the impairment of the distribution network from the acquisition of Yiyang Yukang in the fourth quarter of 2009. The Company had no such expense in the fourth quarter of 2010.

Other operating income, net, was $1.4 million for the fourth quarter of 2010, compared to $2.0 million in the fourth quarter of 2009. The decrease was mainly due to the decreased subsidy income.

As a result, operating loss was $11.9 million in the fourth quarter of 2010, compared to an operating loss of $14.7 million in the fourth quarter of 2009.

Other income was $0.5 million for the fourth quarter of 2010, compared to $0.5 million in the fourth quarter of 2009.

Income from extraordinary items, net of tax, was $0.8 million for the fourth quarter of 2010. This was mainly due to the reversal of the business combination liability of Yiyang Yukang after reducing to zero the carrying amounts of certain acquired assets. The company had no such income in the fourth quarter of 2009.

Share-based compensation expenses were $43,979 for the fourth quarter of 2010 due to unexpected forfeitures, compared to share-based compensation expenses of $7,873 for the same period last year.

Loss from continuing operations was $9.4 million in the fourth quarter of 2010, compared to a loss of $10.6 million in the fourth quarter of 2009.

Net loss attributable to Acorn was $8.7 million in the fourth quarter of 2010, compared to a net loss of $10.7 million in the fourth quarter of 2009.

Diluted loss per ADS from continuing operations were $0.32 and $0.36 for the fourth quarters of 2010 and 2009, respectively.

As of December 31, 2010, Acorn’s cash and cash equivalents, restricted cash and short-term investments totaled $104.2 million, compared to $124.7 as of September 30, 2010. The decrease in cash balance was mainly due to the payment of $20.5 million in dividends to Acorn’s shareholders.

Resignation of Director and Chief Financial Officer

Effective on February 26, 2011, Mr. Ying Wu resigned from the Company’s board of directors for personal reasons.

In addition, the Company announced the resignation of its acting CFO, David He, effective on February 28, 2011. The Company has initiated a search for a qualified CFO to replace Mr. He.

Fiscal Year 2010 Results:

Direct sales contributed 66.8% to total net revenues, or $195.8 million, for 2010, an increase of 22.1% from $160.4 million last year, mainly due to the increase in mobile handset sales led by Gionee’s A320 model.

Distribution sales net revenues decreased 23.4% year-over-year to $97.4 million in 2010 from $127.2 million last year, primarily due to decreased sales of Ozing from a market slowdown in the Electronic Learning Products line.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Year Ended December 31, 2010 (in thousands of US dollars)
Direct sales
Mobile handsets	101,907
Cosmetics	26,110
Collectibles	18,040

Distribution sales
Electronic learning product (Ozing)	48,671
Mobile handsets	23,168
Electronic dictionary (Meijin)	14,859

Total direct and distribution sales
Mobile handsets	125,074
Electronic learning product (Ozing)	54,673
Cosmetic	26,233

Cost of sales for 2010 was $181.7 million, a 20.6% increase from $150.6 million last year, primarily due to higher sales of mobile handsets which generally have higher product costs in the year.

Gross profit for 2010 was $111.5 million, a decrease of 18.6% compared to $137.0 million last year. Gross margin was 38.0% for 2010, compared to 47.6% last year.

Gross profit from direct sales for 2010 decreased 4.3% to $88.8 million from $92.8 million last year. Gross margin for direct sales for 2010 was 45.4%, compared to 57.9% last year. The decrease in gross margin was mainly due to a shift in product mix to include more mobile handset sales, a decrease in gross margin for cosmetics, an increase in lower-margin non-TV direct sales in 2010 and an inventory provision taken in the fourth quarter of 2010.

Gross profit from distribution sales for 2010 decreased 48.6% to $22.7 million from $44.1 million last year. Gross margin for distribution sales for 2010 was 23.3%, compared to 34.7% last year. The decrease was primarily due to a lower gross margin for Ozing as a result of increased discounts to Acorn’s distributors and an inventory provision taken in the fourth quarter of 2010.

Advertising expenses were $58.5 million for 2010, compared to $61.0 million last year. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.91 in 2010, down from 2.24 last year.

Other selling and marketing expenses increased 1.0% to $43.4 million in 2010 from $43.0 million last year.

General and administrative expenses were $25.4 million for 2010, a 18.5% decrease from $31.2 million for 2009. The decrease was mainly due to the decline in share-based compensation expenses and litigation expenses.

Expenses related to impairment of intangible assets were $15.2 million in 2009. The Company had no such impairment in 2010.

Other operating income, net, was $3.0 million for 2010, compared to $6.0 million last year. The decrease was largely due to the decline in subsidy income.

As a result, operating loss was $12.8 million for 2010, compared to an operating loss of $7.5 million last year.

Other income was $4.0 million for 2010, compared to $1.7 million last year. This was mainly due to an increase of 1.8 million in investment income.

Share-based compensation expenses were $0.2 million for 2010, compared to share-based compensation expenses of $1.8 million last year.

Loss from continuing operations was $7.2 million for 2010, compared to a loss of $3.3 million last year.

Net loss attributable to Acorn was $6.4 million for 2010, compared to a net income of $11.9 million last year.

Diluted loss per ADS from continuing operations was $0.25 and $0.10 for 2010 and 2009, respectively.

Fiscal Year 2011 Business Outlook:

Acorn’s main initiatives for fiscal year 2011 include developing its media platform, improving media efficiency and allocating more media resources to its proprietary brands, while strengthening existing cooperation with local banks and developing new third party bank relationships to further expand non-TV direct sales. The Company also expects continued growth from mobile handset direct sales as it strengthens its strategic partnership with Gionee.

For fiscal year 2011, the Company expects to reach revenue between $340 million and $380 million and net income from continuing operations to be between $8 million and $10 million.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on March 15, 2010 (9:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— +1 (877) 275-8968 (U.S. Toll Free)

— +1 (706) 643-1666 (International)

— Passcode: 48913328

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 14 days after the call starting from 11:00 a.m. ET on March 15, 2010 and may be accessed via:

— +1 800 642-1687 (U.S. Toll Free)

— +1 706 645-9291 (International)

— Passcode: 48913328

A live and archived webcast of the call will be available on the Company’s website at http://www.ir-site.com/acorn/index.asp. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third party bank channels, an outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s unaudited operating results for 2010 and anticipated operating results for 2011, Acorn’s plans and efforts to improve overall profitability, restore revenue growth and business momentum and Acorn’s initiatives to do so in 2011, including developing its media platform, improving media efficiency, increasing its media presence and strengthening its strategic relationships (including its relationship with Gionee); and the anticipated benefits of its past and ongoing restructuring efforts. Our operating results for 2010 are unaudited and subject to audit adjustment. In addition, these forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Our business may not improve, our strategies to restore/grow our revenues and profits and business momentum, and the measures taken to do so, may not succeed and we may fail to meet our operating results expectations. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively utilize and consolidate our distribution channels, our ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; our ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; rising costs in key components of our products, such as flash memory, potential unauthorized use of our intellectual property; potential disruption of our manufacturing processes; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2009 annual report on Form 20-F filed with Securities and Exchange Commission on May 6, 2010. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2009. Our unaudited results of operations for the fourth quarter and full year 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended December 31,		Years Ended December 31,
	2009	2010	2009	2010
Revenues:
Direct sales, net	42,608,865	57,182,168	160,357,948	195,821,308
Distribution sales, net	17,091,827	13,617,535	127,227,672	97,419,877

Total revenues, net	59,700,692	70,799,703	287,585,620	293,241,185

Cost of revenues:
Direct sales	18,678,392	35,488,102	67,530,966	106,990,383
Distribution sales	12,160,099	14,351,286	83,096,932	74,732,116

Total cost of revenues	30,838,491	49,839,388	150,627,898	181,722,499

Gross profit	28,862,201	20,960,315	136,957,722	111,518,686

Operating (expenses) income:
Advertising expenses	(13,959,426)	(14,649,802)	(61,048,515)	(58,469,862)
Other selling and marketing expenses	(10,546,160)	(11,758,219)	(42,955,923)	(43,376,505)
General and administrative expenses	(5,812,510)	(7,759,038)	(31,195,949)	(25,434,172)
Impairment of intangible assets	(15,247,873)	—	(15,247,873)	—
Other operating income, net	2,049,935	1,355,873	6,004,481	2,976,811

Total operating (expenses) income	(43,516,034)	(32,811,186)	(144,443,779)	(124,303,728)

Loss from operations	(14,653,833)	(11,850,871)	(7,486,057)	(12,785,042)
Other income (expenses)	473,450	549,569	1,651,386	4,028,979

Loss before income taxes, discontinued operations and extraordinary items	(14,180,383)	(11,301,302)	(5,834,671)	(8,756,063)
Income tax (expenses) benefits	3,626,202	1,868,211	2,539,265	1,538,940

Loss from continuing operations	(10,554,181)	(9,433,091)	(3,295,406)	(7,217,123)
Income from discontinued operations, net of tax	—	—	15,362,689	—
Income from extraordinary items, net of tax	—	827,531	—	827,531

Net income (loss)	(10,554,181)	(8,605,560)	12,067,283	(6,389,592)
Net income attributable to non-controlling interests	(108,790)	(87,160)	(184,019)	(19,589)

Net income (loss) attributable to Acorn International, Inc.	(10,662,971)	(8,692,720)	11,883,264	(6,409,181)

Income (loss) per ADS
- Continuing operations	(0.36)	(0.32)	(0.10)	(0.25)
- Discontinued operations	—	—	0.50	—
- Extraordinary items	—	0.03	—	0.03

Basic	(0.36)	(0.29)	0.40	(0.22)

- Continuing operations	(0.36)	(0.32)	(0.10)	(0.25)
- Discontinued operations	—	—	0.50	—
- Extraordinary items	—	0.03	—	0.03

Diluted	(0.36)	(0.29)	0.40	(0.22)

Weighted average number of shares used in calculating income per ADS
- Basic	88,855,795	89,103,111	88,174,675	88,923,162
-Diluted	88,855,795	89,103,111	88,174,675	88,923,162

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2009	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	142,952,944	91,667,392
Restricted cash	2,394,213	2,225,882
Short-term investments	18,572,790	10,267,178
Accounts receivable, net	17,030,857	15,299,525
Notes receivable	2,242,641	1,645,263
Inventory	26,180,629	22,671,041
Prepaid advertising expenses	9,968,493	8,433,014
Other prepaid expenses and current assets, net	7,794,537	9,599,082
Deferred tax assets, net	2,320,535	4,188,288

Total current assets	229,457,639	165,996,665
Prepaid land use rights	7,349,957	7,423,358
Property and equipment, net	14,818,404	19,307,886
Acquired intangible assets, net	3,181,596	2,560,753
Long-term investments	8,020,069	8,681,902
Investment in affiliates	8,881,830	7,911,525
Other long-term assets	1,673,755	2,749,568

Total assets	273,383,250	214,631,657

Liabilities and equity
Current liabilities:
Accounts payable	15,528,580	12,854,188
Accrued expenses and other current liabilities	14,838,142	11,261,381
Notes payable	3,253,005	2,212,292
Income taxes payable	3,422,261	3,678,693
Dividend payable	29,322,782	15,177

Total current liabilities	66,364,770	30,021,731
Deferred tax liabilities	889,625	790,627
Business combination liability	1,103,015	—

Total liabilities	68,357,410	30,812,358

Equity
Acorn International Inc. shareholders’ equity:
Ordinary shares	935,447	939,047
Additional paid-in capital	178,176,225	158,451,706
Retained earnings	18,573,296	12,015,515
Accumulated other comprehensive income	17,562,561	22,480,106
Treasury stock, at cost	(11,612,546)	(11,463,946)

Total Acorn International Inc. shareholders’ equity	203,634,983	182,422,428
Non-controlling interests	1,390,857	1,396,871

Total equity	205,025,840	183,819,299

Total liabilities and equity	273,383,250	214,631,657